Exhibit 99.2

February 28, 2024

Q4 2023 BUSINESS UPDATE

This release includes business and financial updates for the three ("Q4", "Q4 2023" or the "Quarter") and twelve months ("FY 2023") ended December 31, 2023.

Q4 Highlights and Subsequent Events

•	Generated total operating revenues of $97.1 million in Q4, compared to $92.9 million for the third quarter of 2023 ("Q3" or "Q3 2023");
•	Net income of $22.4[1] million in Q4, compared to $39.2[1] million for Q3, with the decrease primarily related to unrealized mark-to-market losses on our interest rate swaps;
•	Achieved average Time Charter Equivalent Earnings ("TCE")[2] of $87,300 per day for Q4, compared to $82,400 per day for Q3;
•	Generated Adjusted EBITDA[2] of $69.4 million for Q4, compared to $62.8 million for Q3;
•	During the Quarter, the Company announced that it had entered into sale and leaseback financing arrangements (the “Sale and Leasebacks”) with Huaxia Financial Leasing Co. Ltd for the two state-of-the-art MEGA LNG carriers under order at Hyundai-Samho (the "Newbuilds");
•	Subsequent to the Quarter, the Company received commitments from certain banks to upsize (on a delayed draw-down basis) the existing $520 million term loan facility maturing in May 2029 in anticipation of the maturity of the two sale & leaseback facilities during the first quarter of 2025;
•	Announced a twelve-month charter, which is scheduled to commence during the first quarter of 2024.
•	Declared a dividend for Q4 of $0.41 per share, to be paid to shareholders of record on March 11, 2024.

Richard Tyrrell, CEO, commented:

“In the fourth quarter, we benefited from strong operational performance, a seasonal uplift on our variable rate contract, and the continuing impact of our fleet’s fixed-rate charter coverage. Additionally, we took measured exposure to the charter market in the form of one vessel that we chose to deploy directly in the spot market while waiting for the right term opportunity. The net result was a sequentially higher TCE level at $87,300 per day, CoolCo's highest ever quarterly TCE.

This winter saw rates return to more normalized levels after an extraordinary period following the Russian invasion of Ukraine. Despite the normalization of the overall market, CoolCo benefited from having a number of medium and long-term charters at previously contracted higher levels and continued to show its ability to secure high value business with the announcement of a 12-month charter for its spot market vessel, to commence during the first quarter of 2024. Our next available vessels are well spaced and do not come open before the second half of 2024, when the market is anticipated to be in a seasonal upswing powered by expected longer voyage distances as greater volumes of LNG head east this year.

1 Net income includes mark-to market loss on interest rate swaps amounting to $13.1 million for Q4 2023, compared to gains of $9.7 million for Q3 2023 and $7.3 million for year ended December 31, 2023.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Due to the relatively warm northern hemisphere winter, gas prices have fallen and reduced the option value to charterers of maintaining excess LNG carrier capacity to facilitate opportunistic trades. This, combined with some delays to certain liquefaction projects, has resulted in sublets weighing on time charter rates. Nonetheless, CoolCo’s Newbuilds continue to attract interest and remain the only such vessels in the market available from independent owners in 2024, and thus the only such vessels likely to be available for term contracts. With the imposition of increasingly tight emissions regulations in the coming years, the relative advantage of these state-of-the-art vessels only increases over time. Conversely, older steam turbine vessels, which presently make up 31% of the global fleet (by number of vessels) face growing pressure from those same regulations and their utilization is falling to the point that, heavy scrapping in the coming years is anticipated.

CoolCo has a backlog of $1.4 billion of contracted revenue at the end of the Quarter and continues to expect near-term earnings growth from its fully financed Newbuilds, when delivered, to offset current market weakness should it persist."

Financial Highlights

The table below sets forth certain key financial information for Q4 2023, Q3 2023, Q4 2022, FY 2023 and December 31, 2022 ("FY 2022"), split between Successor and Predecessor periods, as defined below.

				Twelve Months ended December 31,
	Q4 2023	Q3 2023	Q4 2022	2023	2022
(in thousands of $, except TCE)	Successor	Successor	Successor	Successor	Successor	Predecessor	Total
Time and voyage charter revenues	89,319	84,523	79,032	347,081	183,567	37,289	220,856
Total operating revenues	97,144	92,901	90,255	379,010	212,978	43,456	256,434
Operating income	55,051	48,336	48,881	200,893	110,936	27,728	138,664
Net income [1]	22,415	39,170	33,069	176,363	87,500	23,244	110,744
Adjusted EBITDA[2]	69,432	62,754	58,621	259,894	134,585	33,473	168,058
Average daily TCE[2] (to the closest $100)	87,300	82,400	83,600	83,600	73,000	57,100	69,800

Note: As disclosed previously, the commencement of operations and funding of CoolCo and the acquisition of its initial tri-fuel diesel electric ("TFDE") LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") were completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the twelve months that commenced January 1, 2022 and ended December 31, 2022 have therefore been split between the period prior to the funding of CoolCo and various phased acquisitions of vessel and management entities (the "Predecessor" period) and the period subsequent to the various phased acquisitions (the "Successor" period). The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation. We cannot adequately benchmark the operating results for the year ended December 31, 2023 against the previous year reported in our comparative unaudited financial information without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

1 Net income includes mark-to market loss on interest rate swaps amounting to $13.1 million for Q4 2023, compared to gains of $9.7 million for Q3 2023 and $7.3 million for year ended December 31, 2023.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

LNG Market Review

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $13.35/MMBtu compared to $11.81/MMBtu for Q3 2023; with average JKM for Q1 2024 at $13.84/MMBtu as of February 23, 2024. The Quarter commenced with Dutch Title Transfer Facility gas price ("TTF") at $12.54/MMBtu and quoted TFDE headline spot rates of $188,750 per day. The Quarter concluded with TTF at $10.31/MMBtu and quoted TFDE headline spot rates of $78,750 per day. The TFDE headline spot rate has subsequently fallen to as low as $40,000 per day, but with a very low volume of transactions taking place at those levels.

Because trading opportunities that rely on LNG carriers for floating storage were limited and periods of West-East arbitrage did not materialize, the pre-winter seasonal spike that began in late September quickly normalized, as has been seen in prior years when similar trading conditions prevailed. LNG was generally traded within its basin of origin, which reduced the number of long-distance inter-basin voyages. While those inter-basin voyages that did take place during the Quarter were extended by limitations on Panama Canal traffic and the more recent threat of attacks in the Red Sea causing vessels to route around the Cape of Good Hope, the limited number of such voyages during the winter 2023/24 has meant that their effect on prevailing rates has not been material.

The high level of LNG prices in the first half of the year and expectation that these would persist resulted in coal being stockpiled for the current winter. Today’s lower actual prices and the environmental benefits of transitioning from coal-to-gas are likely to make LNG an increasingly attractive alternative going forward, particularly in markets such as China, India, and South-East Asia which have typically been more price-sensitive and involve relatively greater shipping distances.

Operational Review

CoolCo's fleet continued to perform well with a Q4 fleet utilization of 97% (Q3: 97%) with the remaining 3% covered by a ballast bonus, compared to 100% for the first half of 2023. While there were no drydocks in 2023, four drydocks are expected during 2024, starting with one in the second quarter and the remaining three during the third quarter. The budgeted cost of these dry-docks is approximately $6.5 million each plus up to 30 days off-hire. One of the drydocks in the third quarter will involve the upgrade of a vessel to LNGe specification through the addition of a subcooler with high liquefaction capacity and other performance enhancements at a budgeted cost of an additional $15.0 million and an additional 20 days off-hire.

Subsequent to the Quarter, a ship management services customer has decided to transfer an additional two vessels for which CoolCo currently provides technical management to managers that solely provide ship management services. This is not expected to materially impact CoolCo's earnings and we expect to incur some immaterial restructuring costs to adjust our operations in light of this change.

1 Net income includes mark-to market loss on interest rate swaps amounting to $13.1 million for Q4 2023, compared to gains of $9.7 million for Q3 2023 and $7.3 million for year ended December 31, 2023.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Business Development

Subsequent to the end of the Quarter, the Company announced that it has entered into a new time charter agreement for one of its TFDE vessels. The 12-month time charter is with Santos Singapore Shipping Pte. Ltd. and is scheduled to commence in the first quarter of 2024. The vessel is scheduled to be upgraded to LNGe specification in the third quarter of 2024 and the charter includes an innovative commercial mechanism to reward both the charterer and CoolCo for realizing performance and environmental gains as a result of the upgrades.

CoolCo continues to be in discussions with multiple potential charterers seeking employment for the two Newbuilds it has on order for delivery towards the end of second half of 2024. While headline LNG carrier rates and recent negative sentiment in the sector have served as a headwind to securing long-term employment at attractive rates, several charterers are known to have specific and as-yet-unmet transportation requirements and are expected to come to market in advance of the 2024 winter season and delivery of the Newbuilds.

Financing and Liquidity

In October 2023, the Company announced that it had entered into Sale and Leasebacks for the Newbuilds with Huaxia Financial Leasing Co. Ltd. The Sale and Leasebacks are on a fixed rate per day basis for 10 years, with extension options, an implied fixed interest rate just under 6% and a minimum loan-to-value of 80%, with potential for additional capacity contingent upon the terms of the charter employment that the Company anticipates securing in advance of the Newbuilds' deliveries. The Sale and Leaseback financing also offers pre-delivery financing of the Newbuilds.

Subsequent to the Quarter, the Company received commitments from certain banks to upsize the existing $520 million term loan facility maturing in May 2029 in anticipation of the need to refinance the maturity of the two existing sale & leaseback facilities during the first quarter of 2025. The upsize will be on a delayed drawdown basis (at our option) to benefit from the current low interest rate in these existing facilities.

As of December 31, 2023, CoolCo had cash and cash equivalents of $133.5 million and total short and long-term debt, net of deferred finance charges, amounted to $1,061.1 million. Total Contractual Debt2 stood at $1,163.9 million, which comprised of $485.3 million in respect of the $570 million bank facility maturing in March 2027, $461.9 million in respect of the $520 million term loan facility, maturing in May 2029, and $216.7 million of sale and leaseback facilities which comprised of $176.7 million in respect of the two maturing in the first quarter of 2025 (Kool Ice and Kool Kelvin) and $40 million in respect of the Newbuilds financing (Kool Tiger & Kool Panther).

Overall, the Company’s interest rate on its debt is fixed or hedged for approximately 85% of the notional amount of debt, adjusting for existing cash on hand.

1 Net income includes mark-to market loss on interest rate swaps amounting to $13.1 million for Q4 2023, compared to gains of $9.7 million for Q3 2023 and $7.3 million for year ended December 31, 2023.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Corporate and Other Matters

As of December 31, 2023, CoolCo had 53,702,846 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,448,456 (41.8%) were publicly owned.

In line with the Company’s variable dividend policy, the Board has declared a Q4 dividend of $0.41 per common share. The record date is March 11, 2024 and the dividend will be distributed to DTC-registered shareholders on or around March 18, 2024, while due to the implementation of the Central Securities Depositories Regulation in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or around March 21, 2024.

Outlook

In the coming years, the global supply of LNG is set to increase by more than 50% based on projects that have already reached Final Investment Decision ("FID"). At least 40 million tonnes per annum (mtpa) of capacity have reached FID stage in 2023 alone, equivalent to approximately 10% of total LNG production in 2022. To understand the current 51% orderbook-to-fleet ratio (by volume), it is critical to recognize that the orderbook has overwhelmingly been built based on long-term contracts to service new liquefaction facilities. The timing and quantity of these vessels deliveries are intended to match the commencement of new production. Furthermore, to the extent that project development delays result in vessels delivering to their charterers before their intended startup time, we would expect to see a dynamic similar to that which has recently prevailed. In such a scenario, the market is sharply divided between charterers seeking to fill interim periods in the spot market and owners such as CoolCo, who are in a position to offer multi-year time charters. Numerous liquefaction projects are still under development in North America, the Middle East, and various other geographies. This supply is expected to meet gas demand arising from the continued strong and widespread desire to decarbonize both through complementing renewables with gas, and gas substituting for the vast amounts of coal still being consumed.

Among LNG carriers currently on the water, the older, less efficient vessels in the charter market are expected to face growing competitive pressure over time, particularly among the steam turbine vessels that continue to make up over 30% of the global fleet by volume. The imposition of the International Maritime Organization's (IMO) carbon intensity indicator (CII) rules from the beginning of last year, as well as this year's implementation of carbon pricing on voyages into Europe, are projected to increase the relative advantage of modern, efficient TFDE and 2-stroke tonnage, such as those in the CoolCo fleet.

The limited supply of modern vessels available for time charter employment through the medium-term is concentrated among a small number of owners, including CoolCo. Given the improved bargaining position afforded by a combination of scarcity and concentration, such owners have remained focused primarily on longer-term charters that would bridge the period from now until the next wave of LNG supply is expected to arrive in 2026-2027. A newbuild vessel ordered today would have a lead time of approximately four years, a purchase price exceeding $260 million and relatively expensive financing, limiting the likelihood of unforeseen newbuild tonnage during that period while providing support for the rate benchmark against which the overall fleet is priced.

1 Net income includes mark-to market loss on interest rate swaps amounting to $13.1 million for Q4 2023, compared to gains of $9.7 million for Q3 2023 and $7.3 million for year ended December 31, 2023.

2 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

FORWARD LOOKING STATEMENTS

This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities and events that will, should, could, are expected to or may occur in the future are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements relating to our expectations on chartering and chartering strategy, outlook, expected results and performance, expected drydockings including the timing and duration, and impact of performance enhancements on our vessels, timeline for delivery of newbuilds, dividends and dividend policy, expected growth in LNG supply and the attractiveness of LNG (including as an alternative to coal), expected industry and business trends including expected trends in LNG demand and market trends, expected trends in LNG shipping capacity including expected scrapping and expected costs and timing for newbuilds, expected impacts to our restructuring costs due to our adjustments in operations, LNG vessel supply and demand (including expected seasonal upswings), factors impacting supply and demand of vessels such as CII and European carbon pricing backlog, rates and expected trends in charter and spot rates, backlog, contracting, utilization, LNG vessel newbuild order-book, expected winter demand and volatility statements under “LNG Market Review” and “Outlook” and other non-historical matters. Our unaudited condensed consolidated financial statements are preliminary and subject to independent audit which may impact the condensed consolidated financial information included in this release.

The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

•	changes in demand in the LNG shipping industry, including the market for modern TFDE vessels;
•	general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•	our ability to successfully employ our vessels and at attractive rates;
•	changes in the supply of LNG vessels;
•	our ability to access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	general economic, political and business conditions, including sanctions and other measures;
•	changes in our operating expenses due to inflationary pressure and volatility of supply and maintenance including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	fluctuations in foreign currency exchange and interest rates;

•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
•	compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	information system failures, cyber incidents or breaches in security;
•	adjustments in our ship management business and related costs;
•	changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
•	other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited condensed consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the year ended December 31, 2023, includes a fair review of important events that have occurred during the period and their impact on the unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions.

February 28, 2024

Cool Company Ltd.

Hamilton, Bermuda

Questions should be directed to:

c/o Cool Company Ltd - +44 207 659 1111

Richard Tyrrell (Chief Executive Officer & Director)	Cyril Ducau (Chairman of the Board)
John Boots (Chief Financial Officer)	Antoine Bonnier (Director)
Joanna Huipei Zhou (Director)
Sami Iskander (Director)
Neil Glass (Director)
Peter Anker (Director)

COOL COMPANY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended			For the twelve months ended
	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022	2023	2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)[1]	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	89,319	84,523	79,032	347,081	183,567	37,289
Vessel and other management fee revenues	3,308	3,860	3,441	14,301	7,125	6,167
Amortization of intangible assets and liabilities - charter agreements, net	4,517	4,518	7,782	17,628	22,286	—
Total operating revenues	97,144	92,901	90,255	379,010	212,978	43,456

Vessel operating expenses	(16,804)	(18,556)	(15,752)	(72,783)	(40,459)	(7,706)
Voyage, charter hire and commission expenses, net	(1,019)	(1,137)	(432)	(4,532)	(1,644)	(1,229)
Administrative expenses	(5,372)	(5,936)	(7,668)	(24,173)	(14,004)	(5,422)
Depreciation and amortization	(18,898)	(18,936)	(17,522)	(76,629)	(45,935)	(5,745)
Total operating expenses	(42,093)	(44,565)	(41,374)	(178,117)	(102,042)	(20,102)

Other operating income	—	—	—	—	—	4,374
Operating income	55,051	48,336	48,881	200,893	110,936	27,728

Other non-operating income	—	—	—	42,549	—	—

Financial income/(expense):
Interest income	1,743	2,176	883	8,227	1,273	4
Interest expense	(20,463)	(20,379)	(15,491)	(80,190)	(30,664)	(4,725)
(Losses)/Gains on derivative instruments	(13,115)	9,689	(935)	7,278	8,592	—
Other financial items, net	(426)	(605)	(299)	(1,838)	(2,526)	622
Financial income/(expense), net	(32,261)	(9,119)	(15,842)	(66,523)	(23,325)	(4,099)

Income before income taxes and non-controlling interests	22,790	39,217	33,039	176,919	87,611	23,629
Income taxes, net	(375)	(47)	30	(556)	(111)	(385)
Net income	22,415	39,170	33,069	176,363	87,500	23,244
Net (income)/loss attributable to non-controlling interests	(351)	(340)	144	(1,634)	(1,758)	(8,206)
Net income attributable to the Owners of Cool Company Ltd	22,064	38,830	33,213	174,729	85,742	15,038

Net income/(loss) attributable to:
Owners of Cool Company Ltd	22,064	38,830	33,213	174,729	85,742	15,038
Non-controlling interests	351	340	(144)	1,634	1,758	8,206
Net income	22,415	39,170	33,069	176,363	87,500	23,244

(1)	The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities were each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for the three and twelve month periods ended December 31, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.
(2)	Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
(in thousands of $, except number of shares)	2023	2022

ASSETS
Current assets
Cash and cash equivalents	133,496	129,135
Restricted cash and short-term deposits	3,350	3,435
Intangible assets, net	825	5,552
Trade receivable and other current assets	12,923	6,225
Inventories	3,659	991
Total current assets	154,253	145,338

Non-current assets
Restricted cash	492	507
Intangible assets, net	9,438	8,315
Newbuildings	181,904	—
Vessels and equipment, net	1,700,063	1,893,407
Other non-current assets	10,793	10,494
Total assets	2,056,943	2,058,061

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	194,413	180,065
Trade payables and other current liabilities	98,917	98,524
Total current liabilities	293,330	278,589

Non-current liabilities
Long-term debt	866,671	958,237
Other non-current liabilities	90,362	105,722
Total liabilities	1,250,363	1,342,548

Equity
Owners' equity includes 53,702,846 (2022: 53,688,462) common shares of $1.00 each, issued and outstanding	735,990	646,557
Non-controlling interests	70,590	68,956
Total equity	806,580	715,513

Total liabilities and equity	2,056,943	2,058,061

COOL COMPANY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the twelve months ended
	Jan-Dec 2023	Jan-Dec 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
Operating activities
Net income	176,363	87,500	23,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	76,629	45,935	5,745
Amortization of intangible assets and liabilities arising from charter agreements, net	(17,628)	(22,286)	—
Amortization of deferred charges and fair value adjustments	4,124	2,540	1,588
Gain on sale of Golar Seal vessel	(42,549)	—	—
Drydocking expenditure	(4,547)	(294)	—
Compensation cost related to share-based payment	2,447	320	238
Change in fair value of derivative instruments	3,306	(8,351)	—
Share based payments	(232)	—	—
Changes in assets and liabilities:
Trade accounts receivable	(7,044)	(427)	(117)
Inventories	(2,668)	—	—
Other current and other non-current assets	(3,864)	4,426	(7,226)
Amounts (due to) / from related parties	(1,254)	(238)	1,252
Trade accounts payable	18,486	640	(400)
Accrued expenses	(6,367)	7,073	(180)
Other current and non-current liabilities	3,724	1,396	2,957
Net cash provided by operating activities	198,926	118,234	27,101

Investing activities
Additions to vessels and equipment	(13,801)	—	—
Additions to newbuildings	(181,287)	—	—
Proceeds on sale of vessel	184,300	—	—
Additions to intangible assets	(1,344)	—	—
Consideration for acquisition of vessels and management entities	—	(353,506)	—
Net cash provided by / (used in) investing activities	(12,132)	(353,506)	—

Financing activities
Proceeds from short-term and long-term debt	110,000	570,000	—
Repayments of short-term and long-term debt	(203,130)	(96,724)	(498,832)
Repayments of Parent's funding	—	—	(136,351)
Financing arrangement fees and other costs	(1,892)	(7,382)	—
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	—	(581,072)	581,072
Net proceeds from equity raise	—	432,635	—
Cash dividends paid	(87,511)	—	—
Net cash used in / (provided by) financing activities	(182,533)	317,457	(54,111)

Net increase / (decrease) in cash, cash equivalents and restricted cash	4,261	82,185	(27,010)
Cash, cash equivalents and restricted cash at beginning of period	133,077	50,892	77,902
Cash, cash equivalents and restricted cash at end of period	137,338	133,077	50,892

COOL COMPANY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the twelve months ended December 31, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated successor balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income	—	—	—	174,729	174,729	1,634	176,363
Share based payments contribution, net of share based payments	—	—	2,215	—	2,215	—	2,215
Restricted stock units	14,384	15	(15)	—	—	—	—
Dividends	—	—	—	(87,511)	(87,511)	—	(87,511)
Consolidated successor balance at December 31, 2023	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580

(1) Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

		For the twelve months ended December 31, 2022
(in thousands of $, except number of shares)	Number of common shares	Parent’s / Owners’ Share Capital	Contributed/ Additional Paid-in Capital (1)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interests	Total Equity
Combined carve-out predecessor balance at December 31, 2021	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,153	—	266,653	—	266,653
Issuance of shares to Golar	12,500,000	12,500	115,350	—	127,850	—	127,850
Recognition of non-controlling interest upon acquisition	—	—	—	—	—	67,292	67,292
Issuance of shares from second private placement	13,678,462	13,678	152,304	—	165,982	—	165,982
Fair value adjustment in relation to acquisition	—	—	—	—	—	(94)	(94)
Net income	—	—	—	85,742	85,742	1,758	87,500
Share based payments contribution	—	—	320	—	320	—	320
Consolidated successor balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513

(1) Contributed / Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Non-GAAP Financial Metrics Arising from How Management Monitors the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Adjusted EBITDA	Net income

'+/- Other non-operating income

+/- Net financial expense, representing: Interest income, Interest expense, Gains/(Losses) on derivative instruments and Other financial items, net

+/- Income taxes, net

+ Depreciation and amortization

- Amortization of intangible assets and liabilities – charter agreements, net

Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non-operating income, depreciation, amortization of intangible assets and liabilities -charter agreements, net, financing and tax items.
Average daily TCE	Time and voyage charter revenues	- Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days.

- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Total Contractual Debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges

We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the Lessor VIEs’ debt.

Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the Lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Total Company Cash	CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	- VIE restricted cash and short-term deposits (current and non-current)

We consolidate lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures

Adjusted EBITDA

	For the three months ended
	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)
Net income	22,415	39,170	33,069
Other non-operating income	—	—	—
Interest income	(1,743)	(2,176)	(883)
Interest expense	20,463	20,379	15,491
Gains on derivative instruments	13,115	(9,689)	935
Other financial items, net	426	605	299
Income taxes, net	375	47	(30)
Depreciation and amortization	18,898	18,936	17,522
Amortization of intangible assets and liabilities - charter agreements, net	(4,517)	(4,518)	(7,782)
Adjusted EBITDA	69,432	62,754	58,621

	For the twelve months ended
	Jan-Dec 2023	Jan-Dec 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Net income	176,363	87,500	23,244
Other non-operating income	(42,549)	—	—
Interest income	(8,227)	(1,273)	(4)
Interest expense	80,190	30,664	4,725
Gains on derivative instruments	(7,278)	(8,592)	—
Other financial items, net	1,838	2,526	(622)
Income taxes, net	556	111	385
Depreciation and amortization	76,629	45,935	5,745
Amortization of intangible assets and liabilities - charter agreements, net	(17,628)	(22,286)	—
Adjusted EBITDA	259,894	134,585	33,473

Average daily TCE

	For the three months ended
	Oct-Dec 2023	Jul-Sep 2023	Oct-Dec 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)
Time and voyage charter revenues	89,319	84,523	79,032
Voyage, charter hire and commission expenses, net	(1,019)	(1,137)	(432)
	88,300	83,386	78,600
Calendar days less scheduled off-hire days	1,012	1,012	940
Average daily TCE (to the closest $100)	$ 87,300	$ 82,400	$ 83,600

	For the twelve months ended
	Jan-Dec 2023	Jan-Dec 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	347,081	183,567	37,289
Voyage, charter hire and commission expenses, net	(4,532)	(1,644)	(1,229)
	342,549	181,923	36,060
Calendar days less scheduled off-hire days	4,096	2,493	631
Average daily TCE (to the closest $100)	$ 83,600	$ 73,000	$ 57,100

(1)	The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for the three and six month periods ended June 30, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.

(2)	Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

Reconciliations - Liquidity measures

Total Contractual Debt

(in thousands of $)	At December 31, 2023	At December 31, 2022
Total debt (current and non-current) net of deferred finance charges	1,061,084	1,138,302
Add: VIE consolidation and fair value adjustments	97,245	106,829
Add: Deferred finance charges	5,563	6,186
Total Contractual Debt	1,163,892	1,251,317

Total Company Cash

(in thousands of $)	At December 31, 2023	At December 31, 2022
Cash and cash equivalents	133,496	129,135
Restricted cash and short-term deposits	3,842	3,942
Less: VIE restricted cash	(3,350)	(3,435)
Total Company Cash	133,988	129,642

Other definitions

Contracted Revenue Backlog

Contracted revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Contracted revenue backlog is not intended to represent adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.